Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com

February 24, 2014

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Griffin-American Healthcare REIT III, Inc.
Request for Acceleration
File No. 333-186073

Ladies and Gentlemen:
On behalf of Griffin-American Healthcare REIT III, Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-186073) under the Act to immediate effectiveness on February 26, 2014 at 5:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.
If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7744.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:    Cora Lo, Esq.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

18191 Von Karman Avenue, Suite 300
Irvine, California 92612

February 24, 2014

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Griffin-American Healthcare REIT III, Inc.
Request for Acceleration
File No. 333-186073

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Griffin-American Healthcare REIT III, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-186073) (the “Registration Statement”) to immediate effectiveness on February 26, 2014 at 5:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.

The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call me at (949) 270-9200.

Sincerely,

Griffin-American Healthcare REIT III, Inc.

/s/ Jeffrey T. Hanson

Jeffrey T. Hanson
Chief Executive Officer

cc:    Lauren B. Prevost, Esq.